UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.__ )*

                       International Fast Food Corporation
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   45950Q 10 7
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                                 (CUSIP Number)

        Joel D. Mayersohn, Esq., Atlas, Pearlman, Trop, & Borkson, P.A.,
     200 East Las Olas Boulevard, Suite 1900, Fort Lauderdale, Florida 33301
                                 (954) 763-1200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 14, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                         SCHEDULE 13D
---------------------------------------                   -----------------------------------------
CUSIP No. 45950Q 10 7                                                 Page 2 of 4 Pages
---------------------------------------                   -----------------------------------------

---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Marilyn Rubinson
---------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|_|
                                                                                            (b)|_|
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3          SEC USE ONLY



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4          SOURCE OF FUNDS*

           PERSONAL FUNDS

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2|_|



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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA

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     Number of          7       SOLE VOTING POWER           4,750,000 SHARES OF COMMON STOCK
       Shares        ------------------------------------------------------------------------------
    Beneficially        8       SHARED VOTING POWER
      Owned by       ------------------------------------------------------------------------------
        Each            9       SOLE DISPOSITIVE POWER       4,750,000 SHARES OF COMMON STOCK
     Reporting       ------------------------------------------------------------------------------
       Person          10       SHARED DISPOSITIVE POWER
        With
---------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,750,000 SHARES OF COMMON STOCK

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|



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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.6 % of Common Stock Outstanding as of July 14, 1997

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14         TYPE OF REPORTING PERSON*

           INDIVIDUAL

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

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No. 45950Q 10 7                                         Page 3 of 4 Pages



                                   ATTACHMENT
                                   ----------

ITEM 1.     SECURITY AND ISSUER

      This  report   relates  to  the  Common  Stock  with  $.01  par  value  of
International Fast Food Corporation (the "Company") whose principal office is located at 1000 Lincoln Road, Suite 200, Miami Beach, FL 33139.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)   Name:  Marilyn Rubinson

      (b)   Business Address:

            11111 Biscayne Boulevard
            Phase 2, Apt. 1425
            Miami, Fl 33181

      (c)   Present Principal Occupation: Retired

      (d)   Convictions:  None

      (e)   Suits and Proceedings:  None

      (f)   Citizenship:  U.S.A.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The acquisition of securities described previously was derived from the personal funds of Marilyn Rubinson.

ITEM 4.     PURPOSE OF THE TRANSACTION

       Marilyn Rubinson acquired .05% of the aforementioned securities in September 1996, and 31.5% of her shares in December 1996, both pursuant to private placements. She acquired 63.1% of her shares in January of 1997 pursuant to the conversion of certain Debentures. The securities were purchased for investment purposes only and not with the purpose or intent of acquiring control of the Company.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

CUSIP No. 45950Q 10 7                                         Page 4 of 4 Pages

      Marilyn Rubinson would be deemed to be the beneficial owner of 4,750,000 shares of Common Stock of the Company. Marilyn Rubinson has the sole power to vote and to dispose of the above securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            None.




                                   SIGNATURE


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                              /s/ Marilyn Rubinson
Date: August 4, 1997                          ----------------------------------
                                              Marilyn Rubinson